UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.17)*

Center Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
151408101 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 23, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 402,652

	8.	Shared Voting Power

	9.	Sole Dispositive Power 402,652

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,652

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.10

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 408,618

	8.	Shared Voting Power

	9.	Sole Dispositive Power 408,618

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,618

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.15

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 398,392

	8.	Shared Voting Power

	9.	Sole Dispositive Power 398,392

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,392

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.07

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 313,187

	8.	Shared Voting Power

	9.	Sole Dispositive Power 313,187

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,187

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 2.41

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Chewy Gooey Cookies, LP 20-4605223

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 175,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 175,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.13

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 151408101

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 187,846

	8.	Shared Voting Power

	9.	Sole Dispositive Power 187,846

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,846

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.45

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 151408101

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,956,816

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,956,816

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,816

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 15.06%

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on June 27, 2006, Amendment No. 1 was was filed on September 27, 2006, Amendment No. 2 was filed on November 1, 2006, Amendment No. 3 was filed on January 3, 2007, Amendment No. 4 was filed on January 30, 2007, Amendment No. 5 was filed on February 1, 2007, Amendment No. 6 was filed on March 22, 2007, Amendment No. 7 was filed on May 2, 2007, Amendment No. 8 was filed on May 8, 2007, Amendment No. 9 was filed on May 8, 2007, Amendment No. 10 was filed on May 30, 2007, Amendment No. 11 was filed on November 26, 2007, Amendment No. 12 was filed on July 18, 2008, Amendment No. 13 was filed on August 22, 2008, Amendment No. 14 was filed on January 30, 2009, Amendment No. 15 was filed on March 5, 2009, and Amendment No. 16 was filed on April 29, 2009 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Chewy Gooey Cookies, L.P. (“Chewy”), Lawrence Seidman (“Seidman”), clients of Lawrence Seidman ("Seidman Clients"), Harold Schechter (“Schechter”), Raymond Vanaria (“Vanaria”), Dennis Pollack (“Pollack”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Center Bancorp, Inc., a New Jersey corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on July 23, 2009 the Reporting Persons owned beneficially an aggregate of  2,022,217 shares of Common Stock which constituted approximately 15.57% of the 12,991,312 shares of Common Stock outstanding as of April 30, 2009 as disclosed in the Company's May 11, 2009 Form 10-Q.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2009

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated June 27, 2006

By:	/s/ Lawrence B. Seidman
Investments Manager, LSBK06-08, LLC

Schedule A

Entity	Date Purch	Cost per Share	Cost	Shares
SAL	5/4/2009	7.5580	18,895.00	2,500
SAL	5/6/2009	7.7050	30,820.00	4,000
SAL	5/11/2009	8.3233	8,323.30	1,000
SAL	5/18/2009	7.6310	19,077.50	2,500
SAL	5/28/2009	8.2000	14,350.05	1,750
SAL	6/1/2009	8.2944	10,368.00	1,250
SAL	6/2/2009	8.2300	13,933.39	1,693
SAL	6/3/2009	8.2880	16,576.00	2,000
SAL	6/5/2009	8.2135	10,677.53	1,300
SAL	6/5/2009	8.2300	16,460.00	2,000
SAL	6/9/2009	8.3186	8,734.48	1,050
SAL	6/10/2009	8.3056	29,069.65	3,500
SAL	6/11/2009	8.3111	12,466.70	1,500
SAL	6/12/2009	8.3062	20,765.50	2,500
SAL	6/15/2009	8.1885	17,195.90	2,100
SAL	6/16/2009	8.2668	14,466.95	1,750
SAL	6/17/2009	8.2924	11,609.34	1,400
SAL	6/22/2009	8.1957	40,978.50	5,000
SAL	6/25/2009	8.2927	16,585.40	2,000
SAL	6/30/2009	8.2734	12,410.15	1,500
SAL	7/23/2009	8.0000	104,000.00	13,000
Total			447,763.34	55,293

SIP	5/4/2009	7.5580	18,895.00	2,500
SIP	5/6/2009	7.7047	33,130.00	4,300
SIP	5/7/2009	7.6580	19,145.00	2,500
SIP	5/8/2009	8.0251	20,062.75	2,500
SIP	5/18/2009	7.6310	19,077.50	2,500
SIP	5/28/2009	8.2000	14,350.05	1,750
SIP	6/1/2009	8.2944	10,368.00	1,250
SIP	6/3/2009	8.2880	16,576.00	2,000
SIP	6/5/2009	8.2135	10,677.53	1,300
SIP	6/9/2009	8.3186	8,734.48	1,050
SIP	6/11/2009	8.3111	12,466.70	1,500
SIP	6/12/2009	8.3062	20,765.50	2,500
SIP	6/15/2009	8.1885	17,195.90	2,100
SIP	6/16/2009	8.2668	14,466.95	1,750
SIP	6/17/2009	8.2935	10,781.53	1,300
SIP	6/19/2009	8.2144	20,536.00	2,500
SIP	6/22/2009	8.1700	81,700.00	10,000
SIP	6/25/2009	8.2927	16,585.40	2,000
SIP	7/23/2009	8.0000	104,000.00	13,000
Total			469,514.29	58,300

LSBK	5/4/2009	7.5580	18,895.00	2,500
LSBK	5/6/2009	7.7050	30,820.00	4,000
LSBK	7/23/2009	8.0000	49,008.00	6,126
Total			98,723.00	12,626

Broad Park	5/4/2009	7.5580	18,895.00	2,500
Broad Park	5/6/2009	7.7050	30,820.00	4,000
Broad Park	6/18/2009	8.2550	14,859.02	1,800
Broad Park	6/19/2009	8.2144	20,536.00	2,500
Broad Park	6/22/2009	8.1957	40,978.50	5,000
Broad Park	6/25/2009	8.2927	16,585.40	2,000
Broad Park	6/30/2009	8.2734	12,410.15	1,500
Broad Park	7/2/2009	8.3033	12,455.00	1,500
Broad Park	7/14/2009	8.5573	12,836.00	1,500
Broad Park	7/23/2009	8.0000	95,736.00	11,967
Total			276,111.07	34,267

Seidman Client	6/4/2009	8.4935	8,493.53	1,000
Seidman Client	7/1/2009	8.7374	4,368.71	500
Total			12,862.24	1,500

Vanaria Family	6/15/2009	8.1300	6,829.20	840
Vanaria Family	5/11/2009	8.1900	5,733.00	700
Vanaria Family	5/12/2009	8.1900	5,733.00	700
Vanaria Family	5/14/2009	8.1040	16,208.00	2,000
Vanaria Family	5/15/2009	8.2500	10,725.00	1,300
Vanaria Family	5/18/2009	7.6500	15,300.00	2,000
Total			60,528.20	7,540